July 15, 2011

Via facsimile and EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Technologies Corporation

Commission File No. 001-00812

Form 10-K for fiscal year ended December 31, 2010

Filed on February 10, 2011

Definitive Proxy statement on Schedule 14A

Filed on February 25, 2011

Dear Mr. Shenk:

Reference is made to your letter dated June 16, 2011 providing further comments from the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) following your original comment letter dated April 20, 2011 and our subsequent response dated April 29, 2011. We respectfully submit the following additional information in consideration of each of the Staff’s comments, which have been reproduced below in a manner intended to be convenient for the Staff in reviewing our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Segment Review, page 9

1.	We note your response to our prior comment two. We believe the added separate disclosure in regard to consolidated costs of products and services sold referred to in the response is useful. However, this disclosure is focused on the activities that drove changes in these costs. We continue to believe that you should discuss and quantify the impact of each significant component of consolidated costs of products and services sold that cause those costs to vary materially (or not vary when expected to) between comparative periods, accompanied by explanation of the associated underlying reasons.

Your response indicates that you do not believe it appropriate to disclose the components of cost of sales at a segment level. In this regard, it is not clear how a comparative discussion of segment results is meaningful to investors without a specific analysis of cost of sales given that (i) it appears that cost of sales comprise a substantial portion of segment operating expenses and results and (ii) operating profit margins of segments vary between periods, presumably to a material degree due to changes in cost of sales given their significance to segment operations. If a change in cost of products and services sold of a segment materially impacts that segment’s measure of profit or performance, we believe you should directly quantify and analyze such change, including each component that caused these costs to vary materially, with explanation of the associated underlying reasons. In regard to your assertion about the competitive sensitivity of this information, it is not clear how this is the case for information at an overall segment level.

Your response also asserts that your systems are not designed to aggregate individual cost components such as materials, labor and overhead, and that the individual cost components often lose their distinction or characterization as they are further aggregated, absorbed and/or expensed. However, it appears that some degree of identity of these cost components is available when preparing your financial statements, in that within the discussion of segments’ operating profits in “Segment Review” there are several references to “cost reduction initiatives,” “commodity costs,” “productivity improvements,” “productivity initiatives” and “costs associated with a union contract” that are suggestive of this.

As noted in our initial response letter, we continue to have concerns with the comment that each component of cost of sales be quantified and discussed. As explained below, such information is not utilized by management in analyzing operating performance; our financial systems and infrastructure do not presently capture such data in cost of sales and would require substantial modification at significant cost and expense to do so; and such information is competitively sensitive.

Information Utilized by Management in Analyzing Operating Performance

We strive to convey to our investors information that is both comprehensive and transparent using the same types of data employed by management. In analyzing and driving operational performance, management focuses on “input” factors such as productivity, outsourcing efforts, rework & repair levels, restructuring initiatives and other similar measures. We discuss the estimated impact of these drivers, which are monitored in the course of producing our products and providing our services, in our MD & A discussions in order to help financial statement users better understand how we believe the performance of our various businesses was affected. While our systems capture the underlying transactional activity, it is difficult to specifically quantify the impact on cost of sales of the actions being discussed. For example, we have in the past cited productivity improvements in our MD & A discussion as a factor contributing to operating profit performance. We measure productivity improvements through means such as increasing field efficiencies, higher chargeability and lower rework/scrap percentages. However, while there are these input metrics to substantiate the productivity improvements, they are not necessarily quantified – nor available – in the form of dollar or percentage reductions to cost of sales (an “output” measure). To the extent certain elements are quantifiable and significant, such as those noted in your comment letter (e.g., “commodity costs” and “ strike related costs”), we will quantify in future filings.

SEC Release No. 33-8350 indicates that the information presented in the MD & A discussion should “provide the context within which financial information should be analyzed” and “enable investors to see the company through the eyes of management.” UTC’s consolidated gross margins (and associated cost of products and services sold percentages) have remained generally constant over time before considering the effects of foreign exchange, restructuring charges and non-recurring activity. Therefore, we believe that what is meaningful to investors are not the components of cost of products and services sold, but rather the factors which may significantly impact our operating profit performance, which is in fact the data and context in which our management analyzes business performance. These factors are already discussed in our disclosures and include the mix of the contributions of our various businesses to our overall performance, volume/mix, acquisitions and dispositions, restructuring charges, foreign exchange and other significant non-recurring activity. This is the context in which management assesses business performance.

Limitations on Available Information

Given the long-term nature of many of our contracts, and the contract accounting methods employed (e.g., those detailed in ASC 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts), it is not currently possible to reliably associate the effect of particular input activities with specific cost of sales amounts recorded on an output basis.

Moreover, our company conducts operations through nearly 2,000 entities dispersed across 180 countries. Any proposed discussion of cost of sales components would, by necessity, require an analysis of the individual operating characteristics of each of these entities including the nature of the activity conducted (e.g., manufacturing versus distribution), standard costing arrangements, subcontract and procurement levels, restructuring activities at the entity, the impact of commodity variations, foreign exchange impacts, cost recognition practices (e.g., ship-and-bill versus long-term contract accounting) and a myriad of other factors.

Should we be required to obtain and analyze this level of detail, we would have to establish parallel systems and processes across our global operations, which we believe would be prohibitively expensive and of no meaningful benefit to management and, therefore, counter to the interests of our shareowners. We believe that requiring such changes to our systems and reporting would be inconsistent with instruction 3 to Item 303(b) of Regulation S-K, which states that “[t]he information provided shall include that which is available to the registrant without undue effort or expense.”

Competitive Sensitivities

Importantly, we continue to be concerned about the competitive sensitivity of cost of sales by segment and the ability of competitors to use our financial statements to determine margins by business activity using cost of sales data provided in conjunction with the more detailed sales information currently disclosed in our segment discussions within MD & A. We believe it would be a relatively easy task to derive margins at a sub-activity level (i.e., at levels below the publicly disclosed segments) by associating the cost of sales information and analysis with the discussion of the significant sales drivers period-over-period, which we already provide. In a competitive bidding environment, we believe the provision of such information would be injurious to the company’s and shareowners’ interests and, in some cases, would be revealing of the company’s strategic approach to markets and/or customers.

Further, in a highly competitive global marketplace, a requirement to disclose this information would put U.S. registrants – particularly those such as UTC which have substantial sales derived from international activity – at a significant disadvantage to foreign firms that do not have comparable reporting requirements.

Through our tabular presentations of the impacts of foreign exchange, restructuring, acquisitions and dispositions and other non-recurring activity, as well as the accompanying narrative discussion of organic and operational performance that addresses volume, mix, and cost impacts, we believe we are providing substantial and transparent information of the type relied on by management. Previous discussions with significant shareowners and analysts indicate that they concur in our views regarding the transparency, usefulness and substance of the information we provide.

We appreciate the Staff’s consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6246.

Sincerely,

/s/ Gregory J. Hayes

Senior Vice President and Chief Financial Officer